Exhibit 2

TRANSACTION INFORMATION

The following table sets forth all transactions with respect to Common Stock effected in the past 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on November 16, 2023. All such transactions were sales of Class B Common Stock effected in the open market in accordance with Rule 144 under the Securities Act of 1933, as amended. The Reporting Persons undertake to provide, upon request of the staff of the Securities and Exchange Commission, full information regarding the number of shares of Class B Common Stock sold at each separate price within the price ranges set forth on the table below.

Transaction Date	Reporting Person Effecting Transaction	Buy/ Sell	Quantity	Weighted Average Price ($)	Price Range ($)
10/17/2023	Andrew D. Wingate, Lucinda Falk and Zena Tamler	Sell	1,046	109.0994	109.08 – 109.15
11/14/2023	Andrew D. Wingate, Lucinda Falk and Zena Tamler	Sell	159,580	110.9132	110.41 – 112.08